U.S. Securities and Exchange Commission    SANM2024-001
April 17, 2024

Sanmina Corporation 2700 North First Street San Jose, California 95134 Tel (408) 964-3500

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Jean Yu
Anne McConnell

Re:	Sanmina Corporation
Form 10-K for the Fiscal Year Ended September 30, 2023
File No. 000-21272

Dear Ms. Yu and Ms. McConnell:

Sanmina Corporation (“we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) received by letter dated April 8, 2024, with respect to the filing referenced above. In this letter, we have recited the Staff’s comment in italicized, bold type and have followed the comment with our response.

Form 10-K for the Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 35

1. We have considered your response to prior comment 2; however, we note Item 303(b)(3) defines CAEs as estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on financial condition or results of operations. We also note CAE disclosures should supplement, but not duplicate, the accounting policies in the notes to the financial statements and, for each CAE, the disclosures should address, to the extent material and reasonably available, the following:
• Why the CAE is subject to uncertainty;
• How much the CAE or assumption (or both) changed during the relevant periods; and
• The sensitivity of reported amounts to the methods, assumptions, and estimates underlying the CAE’s calculation.

Based on these requirements and the information provided in your response letter, it appears to us you should revise future filings to disclose the impact of favorable and unfavorable changes in contract estimates during each period presented. If you continue to believe the disclosures are not material, please provide us your SAB 99 materiality analysis that includes both quantitative and qualitative factors considered in your assessment of materiality and supports your conclusion that the effect of changes in estimates are not material to your financial statements. Please be advised since changes in estimates impact Operating Income and Net Income, any materiality assessment should not be limited to the impact on revenue and gross profit.

U.S. Securities and Exchange Commission    SANM2024-002
April 17, 2024

We respectfully acknowledge the Staff’s comment and advise the Staff that, in future filings, we will revise our critical accounting estimates and disclose the impact of favorable and unfavorable changes in contract estimates for each period presented as shown below. Changes from the disclosure provided in the 2023 Form 10-K filed with the SEC on November 16, 2023 are shown below in track changes format for the Staff’s convenience.

Revenue Recognition. ~~We derive revenue principally from sales of integrated manufacturing solutions, components and Company-proprietary products. Other sources of revenue include logistic and repair services; design, development and engineering services; defense and aerospace programs; and sales of raw materials to customers whose requirements change after we have procured inventory to fulfill the customer’s forecasted demand~~.

~~For purposes of determining when to recognize revenue, and in what amount, we apply a 5-step model: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) we satisfy a performance obligation. Each of these steps may involve the use of significant judgments.~~

We recognize revenue for the majority of our contracts on an over time basis. This is primarily due to the fact that we do not have an alternative use for the end products we manufacture for our customers and have an enforceable right to payment, including a reasonable profit, for work-in-progress upon a customer's cancellation of a contract for convenience. In certain circumstances, we recognize over time because our customer simultaneously receives and consumes the benefits provided by our services or, our customer controls the end product as we perform manufacturing services (continuous transfer of control). For these contracts, revenue is recognized on an over time basis using the cost-to-cost method (ratio of costs incurred to date to total estimated costs at completion) which we believe best depicts the transfer of control to the customer. ~~Revenue streams for which revenue is recognized on an over time basis include sales of vertically integrated manufacturing solutions (integrated manufacturing solutions and components); logistics and repair services; design, development and engineering services; and defense and aerospace programs.~~

In our Defense and Aerospace division, we apply the cost-to-cost method for government contracts which requires the use of significant judgments ~~Application of the cost-to-cost method for government contracts in our Defense and Aerospace division requires the use of significant judgments~~ with respect to estimated materials, labor and subcontractor costs included in the total estimated costs at completion. Additionally, we evaluate whether contract modifications for claims have been approved and, if so, estimate the amount, if any, of variable consideration that can be included in the transaction price of the contract. ~~This division is an operating segment whose results are combined with thirteen other operating segments and reported under CPS. In 2023, CPS revenue and gross profit were $1.6 billion and $202 million, respectively.~~

Estimates of materials, labor and subcontractor costs expected to be incurred to satisfy a performance obligation are updated on a quarterly basis. These estimates consider costs incurred to date and estimated costs to be incurred over the remaining expected period of performance to satisfy a performance obligation. There is inherent uncertainty in estimating the amount of costs that will be required to complete a contract. Factors that contribute to the inherent uncertainty in estimates include, among others, (1) the long-term duration of contracts, (2) the highly-complex nature of the products we manufacture, (3) the readiness of our customer’s design for manufacturing, (4) the cost and availability of purchased materials, (5) labor cost, availability and productivity,(6) subcontractor performance and (7) the risk of delayed performance. Therefore, such estimates are reviewed each quarter by a group of employees that includes representatives from numerous functions such as engineering, materials, contracts, manufacturing, program management, finance and senior management. If a change in estimate is deemed necessary, the impact of the change is recognized in the period of change. Additionally, contract modifications for claims are assessed each quarter to determine whether the claims have been approved. If it is determined that a claim has been approved, the amount of the claim, if any, that can be included in transaction price is estimated considering a number of factors such as the length of time expected to lapse until uncertainty about the claim has been resolved and the extent to which our experience with claims for similar contracts has predictive value.

~~For contracts for which revenue is required to be recognized at a point-in-time, we recognize revenue when we have transferred control of the related goods, which generally occurs upon shipment or delivery of the goods to the customer. Revenue streams for which revenue is recognized at a point-in-time include our proprietary products and sales of raw materials.~~

U.S. Securities and Exchange Commission    SANM2024-003
April 17, 2024

In addition to the above updates, we will also expand our disclosures in future filings to include a table similar to the table below for the applicable reporting periods. The table below illustrates the presentation that will be included in our Form 10-Q for the most recent quarter ended March 30, 2024 with amounts for the three and six months ended March 30, 2024 displayed as $XXXX.

Changes in our estimates of transaction price and/or cost result in a favorable or unfavorable impact to our revenue and operating income. The impact of changes in estimates on revenue and operating income resulting from application of the cost-to-cost method for recognizing revenue was as follows:

Revenue (In thousands)	March 30, 2024		April 1, 2023
	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
Favorable	$XXXX	$XXXX	$1,551	$3,835
Unfavorable	$XXXX	$XXXX	$(5,179)	$(9,509)
Net	$XXXX	$XXXX	$(3,628)	$(5,674)

Operating income (In thousands)	March 30, 2024		April 1, 2023
	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
Favorable	$XXXX	$XXXX	$1,561	$4,375
Unfavorable	$XXXX	$XXXX	$(13,181)	$(20,034)
Net	$XXXX	$XXXX	$(11,620)	$(15,659)

* * *

Please do not hesitate to call me at (408) 964-3613 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Jonathan Faust
Jonathan Faust Executive Vice President and Chief Financial Officer

cc: Christopher K. Sadeghian, Vice President, Legal and Corporate Secretary